Exhibit 21.1
Subsidiaries of Cullen/Frost Bankers, Inc.

	State or Other	Percentage of
	Jurisdiction of	Voting Securities
	Incorporation or	Owned by
Name of Subsidiary	Organization	Cullen/Frost Bankers, Inc.

The New Galveston Company, Inc.	Delaware	100%
Cullen/Frost Capital Trust I	Delaware	100%
Cullen/Frost Capital Trust II	Delaware	100%
The Frost National Bank	United States	100%
Main Plaza Corporation	Texas	100%
Daltex General Agency, Inc.	Texas	100%
Frost Securities, Inc.	Delaware	100%
Frost Insurance Agency, Inc.	Texas	100%
Frost Brokerage Services, Inc.	Texas	100%
Frost Premium Finance Corporation	Texas	100%
Tri-Frost Corporation	Texas	100%
Carton Service Corporation	Texas	100%
Cullen BLP, Inc.	Texas	100%